UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Sierra Oncology, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

82640U404

(CUSIP Number)

John Heard

Abingworth LLP

Princes House

38 Jermyn Street

London, England SW1Y 6DN

+44 20 7534 1500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 1, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82640U404

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Abingworth LLP 98-0518585
2.	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: England

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:	0
	8. Shared Voting Power:	0

	9. Sole Dispositive Power:	0
	10. Shared Dispositive Power:	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0.0%
14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 82640U404

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Abingworth Bioventures VII, LP 93-1331173
2.	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: England

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:	0
	8. Shared Voting Power:	0

	9. Sole Dispositive Power:	0
	10. Shared Dispositive Power:	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0.0%
14.	Type of Reporting Person (See Instructions): PN

Explanatory Note

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on February 10, 2020, Amendment No. 1 thereto filed with the Securities and Exchange Commission on November 5, 2021, Amendment No. 2 thereto filed with the Securities and Exchange Commission on February 10, 2022 and Amendment No. 3 thereto filed with the Securities and Exchange Commission on March 21, 2022 (together, the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is supplemented to add the following:

Pursuant to that certain Agreement and Plan of Merger, dated April 12, 2022 (the “Merger Agreement”), by and among the Issuer, GlaxoSmithKline plc (“GSK”) and Orikum Acquisition Inc. (“Acquisition Sub”), Acquisition Sub merged with and into the Issuer with the Issuer surviving as a wholly owned subsidiary of GSK (the “Merger”). Upon the closing of the Merger on July 1, 2022: (i) each share of Common Stock was automatically cancelled and converted into the right to receive an amount in cash equal to $55.00, without interest and less any applicable withholding taxes; (ii) each Series A Warrants was automatically cancelled and converted into the right to receive amount in cash equal to $45.98 per share of the Common Stock underlying the Series A Warrants; and (iii) all options that were outstanding and unexercised as of immediately prior to the closing of the Merger accelerated vesting in full and were automatically cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (a) the excess, if any, of $55.00 less the exercise price per share of such option, and (b) the number of shares of Common Stock issuable upon exercise in full of such option.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated as follows:

As the result of the Merger, the Reporting Persons no longer beneficially own any shares of Common Stock. As such, the Reporting Persons no longer have any voting or dispositive power over any shares of Common Stock.

Except as described herein, during the past sixty (60) days, there were no other purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

As a result of the Merger, the Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the Common Stock on July 1, 2022.

Item 6.	Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and restated as follows:

As a result of the Merger, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2022

ABINGWORTH BIOVENTURES VII, LP

By:	Abingworth LLP, its Manager

By:	/s/ John Heard
Name:	John Heard
Title:	Authorized Signatory

ABINGWORTH LLP

By:	/s/ John Heard
Name:	John Heard
Title:	Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).